Exhibit 99.1

December 8, 2009
FOR RELEASE AT 7:00am ET

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: Debra Chen (917-499-8129)
Email: debra@chinacablecom.net

China Cablecom Holdings, Ltd. Reports Third Quarter 2009 Financial Results

SHANGHAI, CHINA— (Marketwire – December 8, 2009) - China Cablecom Holdings, Ltd. ("China Cablecom" or the “Company”) (NASDAQ: CABL) (NASDAQ: CABLW) (NASDAQ: CABLU)), a joint-venture provider of cable television services in the People's Republic of China (“PRC”), announced today its unaudited financial results for the third quarter ended September 30, 2009.

This earnings release reflects both pro forma and actual financial results due to the completion of China Cablecom's acquisition of a 60% economic interest in Hubei Chutian Video & Information Network (”Hubei”) late in the second quarter of 2008. For purposes of U.S. Generally Accepted Accounting Principles (U.S. GAAP), the financial results of Hubei have been consolidated beginning July 1, 2008.  To enhance comparability, pro forma third quarter of 2009 results of operations reflect the Hubei acquisition as well as the business combination with Jaguar Acquisition Corporation as if they occurred on January 1, 2008.

Third Quarter 2009 Highlights:

▪	Hubei revenues for the first nine months of 2009 were $25.1 million, up 25% over the same period last year
▪	Hubei earnings before interest, taxes, depreciation and amortization (EBITDA) for the first nine months of 2009 were $5.8 million, up 34% over the same period last year
▪	Hubei paying subscribers as of September 30, 2009 were 1,166,178, up 16% over the same date last year

▪	Binzhou revenues for the first nine months of 2009 were $7.3 million, up 7% over the same period last year
▪	Binzhou EBITDA for the first nine months of 2009 were $2.7 million, down 7% over the same period last year
▪	Binzhou paying subscribers as of September 30, 2009 were 481,186, up 1% over the same date last year
▪	Consolidated paying subscribers as of September 30, 2009 were approximately 1.6 million, up 11% over the same date last year

Comments from Mr. Clive Ng, Founder & Executive Chairman and Mr. Pu Yue, Chief Executive Officer

“Our primary focus for 2009 was on growing our cable operations organically and establishing a value-added service platform to enhance ARPU opportunities. As a result, we’ve demonstrated sustainable growth in our Hubei and Binzhou ventures and more recently announced a strategic broadband development agreement with one of China’s largest service providers,” says Clive Ng, Founder & Executive Chairman of China Cablecom.

“Throughout the fiscal year, we believe that China Cablecom has delivered top line growth at a rate of 18%, this quarter adding an additional 42,739 paying subscribers, indicative of the strength in our growth despite the softening of global financial markets,” comments Pu Yue, Chief Executive Officer of China Cablecom. “While digitization is still in its infancy when compared to other parts of the world, we have witnessed the acceleration of this conversion beyond our expectations with digital subscribers of 210,000 in Hubei and 50,000 in Binzhou. Digital ARPU on average accounts for nearly twice as much as analog cable, driving up our EBITDA and cash flows and we believe we are positioned to seize upon this highly profitable digital cable market.”

Financial Results for the Quarter Ended September 30, 2009

Consolidated revenues for the third quarter of 2009 were $11.7 million compared to revenues of $9.4 million for the third quarter of 2008. The increase was primarily due to the growth in paying subscribers, including revenue generated through installation fees.

Consolidated operating expenses for the third quarter of 2009 were $4.9 million compared to operating expenses of $5.5 million for the third quarter of 2008.  The reduction of operating costs resulted from the reduction of overhead, both in corporate and operating entities.

Based on U.S. GAAP, net comprehensive loss for the third quarter of 2009 was $2.9 million, or $0.30 per basic and fully diluted share, compared to a net comprehensive loss of $4.5 million or $0.48 per basic and fully diluted share, in the third quarter of 2008. The net loss for the third quarter of 2009 was significantly impacted by (1) non-cash amortization of intangible assets of which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $0.37 and $0.33 million, respectively, and (2) non-cash interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's May 2008 convertible note offering in the amount of $2.34 million.

Financial Results for the Nine Months Ended September 30, 2009 - Pro Forma Basis

Pro forma revenues for the nine months ended September 30, 2009 were $32.4 million. Pro forma operating expenses for the nine months ended September 30, 2009 were $15.4 million.

On a GAAP basis, net comprehensive loss for the nine months ended September 30, 2009 was $12.9 million, or $1.34 per basic and fully diluted share. For the nine months ended September 30, 2009, the company used weighted average shares outstanding of 9.7 million. The net loss for the nine months ended September 30, 2009 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $1.12 and $0.98 million, respectively, and (2) interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $9.5 million.

Recent Company Highlights

•
In early October, China Cablecom reached an agreement with majority holders and holders of debt securities to restructure its outstanding debt obligations and cash interest through the issuance of preferred stock convertible into ordinary shares, in exchange for the reduction of the principal amount of its long term remaining debt

•
In connection with the restructuring, the Company completed a $33 million private placement of senior secured notes with net proceeds used to satisfy remaining payments of Hubei assets under the amended framework agreement

Operating Metrics

The following summary financial and operating highlights for Binzhou and Hubei reflect the results of the respective operating joint ventures on a stand-alone basis and do not include China Cablecom's corporate operations and overhead. The summary information is presented on a pro forma basis, which assumes that the acquisitions took place on January 1, 2008. For Hubei, the summary information reflects the 23 cities acquired in the amended acquisition agreement. EBITDA reflects China Cablecom's consolidated share of 60%.

	Quarter ended September 30,
(unaudited)	2009	2008	%
Binzhou Broadcasting
Revenue	$2,699,219	$2,505,381	8%
EBITDA - 60% share	$864,119	$1,094,207	-21%
Non-financial metrics:
Paying subscribers	481,186	477,160	1%
Digital subscribers	58,657	nm
ARPU	$1.56	$1.47	6%
Hubei Chutian
Revenue	$9,020,850	$6,867,016	31%
EBITDA - 60% share	$2,321,625	$1,369,586	70%
Non-financial metrics:
Paying subscribers	1,166,178	1,009,347	16%
Digital subscribers	273,836	nm
ARPU	$2.20	$1.81	22%

Total revenue	$11,720,068	$9,372,397	25%
Total EBITDA - 60%	$3,185,745	$2,463,794	29%

nm = not meaningful

	9 months ended September 30,
(unaudited)	2009	2008	%
Binzhou Broadcasting
Revenue	$7,304,176	$6,795,598	7%
EBITDA - 60% share	$2,678,936	$2,873,528	-7%
Non-financial metrics:
Paying subscribers	481,186	477,160	1%
Digital subscribers	58,657	Nm
ARPU	$1.44	$1.38	4%
Hubei Chutian
Revenue	$25,096,906	$19,997,735	25%
EBITDA - 60% share	$5,817,949	$4,333,312	34%
Non-financial metrics:
Paying subscribers	1,166,178	1,009,347	16%
Digital subscribers	273,836	nm
ARPU	$2.12	$1.76	20%

Total revenue	$32,401,081	$26,793,333	21%
Total EBITDA - 60%	$8,496,885	$7,206,840	18%

nm = not meaningful

Conference Call and Webcast

China Cablecom’s management team will host a conference call today at 8:30 a.m. EDT, December 8, 2009 (or 9:30 p.m., December 8, 2009 Shanghai time). To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-866-225-8754
International: 1-408-629-9692

A replay of the call will be available for two weeks following the call and can be accessed by dialing the numbers below:

USA Toll Number: 1-800-406-7325
International: 1-303-590-3030
PASSCODE: 4181650#

The conference call will be available on webcast live and available for replay at: www.chinacablecom.net.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. China Cablecom has consummated the acquisition of a 55% economic interest in a cable network in Hubei province with paying subscribers exceeding 1,100,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.67 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to numerous risks, uncertainties and assumptions, Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity.. The forward-looking statements herein speak only as of the date stated herein and might not occur or the actual results may differ materially in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors, as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Annual Report on Form 20-F filed on July 15, 2009.

CHINA CABLECOM HOLDINGS LIMITED

Unaudited Consolidated Balance Sheets
(in US dollars, except share data)

	Sept. 30, 2009 (unaudited)	Dec. 31, 2008 (audited)

ASSETS
Current Assets
Cash and cash equivalents	$33,416,503	$29,182,251
Accounts receivable	1,190,359	1,628,710
Prepaid expenses and other receivables	8,028,202	9,236,025
Inventories	7,500,588	3,744,745

Total Current Assets	50,135,652	43,791,731

Property, Plant & Equipments, Net	84,651,352	79,877,186
Construction In Progress	4,353,686	1,036,667
Intangible assets, net	55,020,202	57,126,002
Other Assets
Deferred financing costs, net	836,624	1,243,923

Total Assets	$194,997,516	$183,075,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current portion of long term debt – net of discount	$9,996,160	$9,481,940
Accounts payable	14,698,539	8,872,144
Service performance obligation-deferred revenue assumed	5,149,476	1,661,311
Other current liabilities	9,140,139	7,630,924
Note payable-non controlling ("minority") interest	61,124,739	55,420,250

	100,109,053	83,066,569
Long Term Liabilities
Note payable – noncontrolling ("minority") interest, net of current portion	51,820,178	51,777,719
Convertible notes, net of discount and current portion	23,994,922	16,684,044

Total Liabilities	175,924,153	151,528,332

Noncontrolling (“minority”) interest	2,260,434	1,768,004

STOCKHOLDERS’ EQUITY
Common stock, $.0005 par value; 40,000,000 authorized shares, 9,677,131 shares, 9,677,131 shares and 9,308,031 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	4,839	4,839
Additional paid in capital	45,526,562	45,526,562
Statutory reserve	131,501	131,501
Accumulated deficit	(29,445,627)	(16,532,864)
Accumulated other comprehensive income	595,654	649,135

Total stockholders’ equity	16,812,929	29,779,173

Total liabilities and stockholders’ equity	$194,997,516	$183,075,509

CHINA CABLECOM HOLDINGS LIMITED

Unaudited Consolidated Statements of Operation
(in US dollars, except share data)

	Quarter ended Sept. 30,		Nine months ended Sept. 30,

	2009	2008	2009	2008

Revenue	$11,720,068	$9,372,397	$32,401,081	$13,662,614
Cost of sales	7,160,277	5,369,616	20,185,718	7,684,984

Gross profit	4,559,791	4,002,781	12,215,363	5,977,630
Operating expenses
Amortization expenses

General and administrative expenses	4,881,269	5,553,279	15,397,009	9,449,817

Loss from operations	(321,478)	(1,550,498)	(3,181,646)	(3,472,187)
Other income (expense)
Interest income	28,226	119,998	111,073	391,986
Other income	203,122	274,840	656,379	342,288
Interest expense	(2,240,009)	(2,685,499)	(9,020,884)	(5,655,162)

	(2,008,661)	(2,290,661)	(8,253,432)	(4,920,888)
Loss before income taxes	(2,330,139)	(3,841,159)	(11,435,078)	(8,393,075)
Income taxes	(121,927)	(268,965)	(376,439)	(534,535)
Loss from operations before noncontrolling (“minority”) interest	(2,452,066)	(4,110,124)	(11,811,517)	(8,927,610)
Noncontrolling (“minority”) interest in income	(396,764)	(315,629)	(1,101,246)	(631,845)

Net loss	(2,848,830)	(4,425,753)	(12,912,763)	(9,559,455)
Other comprehensive income
Foreign currency translation difference	(12,334)	(82,800)	(27,215)	(14,084)

Net comprehensive loss	$(2,861,164)	(4,508,553)	$(12,939,978)	$(9,573,539)
Loss per common share:
- Basic and fully diluted	$(0.30)	(0.48)	$(1.34)	$(1.46)
Weighted average shares
- Basic and fully diluted	9,677,131	9,308,031	9,677,131	6,545,523

Reconciliation of Non-U.S. GAAP Measures

This release contains discussion of China Cablecom's revenues, and projected and pro forma revenues, as well as EBITDA and projected/pro forma EBITDA and EBITDA. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with U.S. GAAP, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non- U.S. GAAP financial measures appearing elsewhere herein relating to China Cablecom to the most closely analogous U.S. GAAP measures:

	Quarter ended Sept. 30, 2009	Nine months ended Sept. 30, 2009
Net comprehensive loss	$(2,870,969)	$(12,939,978)
Amortization	808,011	2,663,099
Depreciation	2,363,893	6,610,229
Interest income	(28,227)	(111,074)
Interest & finance	2,240,009	9,020,884
Income tax	73,156	225,863

Non-GAAP income (EBITDA)	$2,585,873	$5,469,023

Reconciliation to operating metrics
Binzhou Broadcasting EBITDA - 60% share	$864,119	$2,678,936
Hubei Chutian EBITDA - 60% share	2,321,625	5,817,949
Corporate overhead	(599,871)	(3,027,862)
	$2,585,873	$5,469,023